UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Certara, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Titles of Class of Securities)

15687V109

(CUSIP Number)

September 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15687V109	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Arsenal Capital Partners III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,559,744 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,559,744 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,559,744 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3% (a)
12	TYPE OF REPORTING PERSON PN (Partnership)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock (as defined herein) outstanding as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on September 9, 2021 (the “Prospectus”). This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Arsenal Capital Partners III-B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,831,569 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,831,569 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,569 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (a)
12	TYPE OF REPORTING PERSON PN (Partnership)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Arsenal Capital Investment III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,391,314 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,391,314 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,314 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (a)
12	TYPE OF REPORTING PERSON PN (Partnership)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Arsenal Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,391,314 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,391,314 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,314 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (a)
12	TYPE OF REPORTING PERSON OO (Other)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Terry M. Mullen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,391,314 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,391,314 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,314 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (a)
12	TYPE OF REPORTING PERSON IN (Individual)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Jeffrey B. Kovach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,391,314 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,391,314 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,391,314 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (a)
12	TYPE OF REPORTING PERSON IN (Individual)

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 15687V109	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

Certara, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Overlook Center

Suite 101

Princeton, New Jersey 08540

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Arsenal Capital Partners III LP

(ii)	Arsenal Capital Partners III-B LP

(iii)	Arsenal Capital Investment III LP

(iv)	Arsenal Capital Group LLC

(v)	Terry M. Mullen

(vi)	Jeffrey B. Kovach

The Reporting Persons previously entered into a Joint Filing Agreement, dated February 8, 2021, which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Arsenal Capital Partners

100 Park Avenue

31st Floor

New York, NY 10017

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

15687V109

Item 3.

Not Applicable.

CUSIP No. 15687V109	13G	Page 9 of 12 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Arsenal Capital Partners III LP (“Partners III”) directly holds 3,559,744 shares of Common Stock, or 2.3% of the outstanding shares of Common Stock of the Issuer, and Arsenal Capital Partners III-B LP (“Partners III-B” and, together with Partners III, the “Arsenal Funds”) directly holds 2,381,561 shares of Common Stock, or 1.8% of the outstanding shares of Common Stock of the Issuer.

Arsenal Capital Investment III LP (“Investment LP”) is the general partner of each of the Arsenal Funds and is governed by an investment committee consisting of 17 individuals. Arsenal Capital Group LLC (“Group LLC”) is the general partner of Investment LP and appoints the members of Investment LP’s investment committee. As such, Group LLC has the power to control Investment LP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the Arsenal Funds. Group LLC is managed by a board of managers consisting of two members that acts by majority approval. The individual members of such board are Terry M. Mullen and Jeffrey B. Kovach.

Each of Investment LP, Group LLC, Mr. Mullen and Mr. Kovach disclaims beneficial ownership of the Common Stock held directly by Partners III and Partners III-B, except to the extent of their pecuniary interest therein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 157,364,921 shares of Common Stock outstanding as disclosed in the Prospectus.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 15687V109	13G	Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 15687V109	13 G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2021

ARSENAL CAPITAL PARTNERS III LP

By: Arsenal Capital Investment III LP Its: General Partner By: Arsenal Capital Group LLC Its: General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

ARSENAL CAPITAL PARTNERS III-B LP

By: Arsenal Capital Investment III LP Its: General Partner By: Arsenal Capital Group LLC Its: General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

ARSENAL CAPITAL INVESTMENT III LP

By: Arsenal Capital Group LLC Its: General Partner

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

ARSENAL CAPITAL GROUP LLC

By:	/s/ Frank Scrudato
Name:	Frank Scrudato
Title:	Authorized Signatory

By:	/s/ Terry M. Mullen
Name:	Terry M. Mullen

By:	/s/ Jeffrey B. Kovach
Name:	Jeffrey B. Kovach

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 8, 2021, by and among each of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 8, 2021 (File No. 005-92105))